              List of Subsidiaries of the Registrant



                              State or
                              Jurisdiction of
Name of Subsidiary            Incorporation            d/b/a


Home Depot International, Inc.     Delaware

Home Depot U.S.A., Inc.            Delaware            The Home Depot

Homer III, Inc.                    Delaware

Certain subsidiaries were omitted pursuant to Section 601(21)(ii) of Regulation S-K under the Securities Exchange Act of 1934.